

OFFERING MEMORANDUM

facilitated by



Mama Bev's Bakery

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mama Bev's Bakery
State of Organization	WI
Date of Formation	02/08/2019
Entity Type	Limited Liability Company
Street Address	5620 S 108th St, Hales Corners WI, 53130
Website Address	www.mamabevs.com

(B) Directors and Officers of the Company

Key Person	Gary Plassmeyer
Position with the Company Title First Year	Founder 2019
Other business experience (last three years)	*N/A*

Key Person	Andrew Baer
Position with the Company Title First Year	Founder 2019
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Owner** Storage Authority. Since 2015 — Runs day to day operations of storage unit facilities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Gary Plassmeyer	30%
Andrew Baer	30%

(D) The Company's Business and Business Plan

Team Experience

Our team is the best group of individuals around! We have over 100 years of CPG experience and we ALL have some skin in the game.

- 100+ years of experience in the food and beverage industry.
- Have committed $1M in cash contributions to build the foundation!
- Companies work for includes: Kraft, Del Monte, Campbells, CoraLogic, Baker Tilley, Procter & Gamble, General Mills, Anheuser-Busch and Texas Roadhouse
- The skillsets cover a wide range for business growth: Marketing, Sales, Operations, Commercialization, Formulation, Finance and C-suite experience.

Business Model

DTC (direct to consumer) and B2B (business to business) is where we will live!

- QVC, Woot and our own e-commerce page will generate the bulk of our DTC push.
- Legendary customer return analytics tell us that we have something special.
- B2B push will be generated around restaurants and grocery stores.
- We are starting in a select few key markets with a few key accounts.
- This allows us to understand what a advertising spending will need to be before we expand out further.

Intended Use of Funds

The need to tell our story and to educate on WHAT butter cake is...

- 99% of people have never heard of butter cake...
- Due to this there needs to be an extensive marketing push on WHAT it is and why people need it in their lives!
- We will need to bring on a couple teammates to help us spread the word.
- Lastly we need some working capital to allow us the time to engrain our story and cake in the market.

The Competition

VERY FEW competitors as butter cake is an emerging "thing"!

- We are the first to bring this high end indulgent treat to the masses.
- Prairie City Bakery has a more low end offering.
- THIS is why we are so excited for our opportunity... We get to create the category!

Our Mission

Mama Bev's is a Christian based organization with the MAIN goal of immersing ourselves with local community organizations to help with addiction and mental health issues any way we can! If that means we do it with cake then so be it!

- Our team is made up of recovered alcoholics and mental health sufferers who know the true trials of life.
- Our first official day of operations was right when Covid hit in March 2020.
- Instead of sitting back we started feeding nurses in hospitals.
- That lead to the nurses helping us build 1000+ hot meals at a time and taking them to those in need.
- We partner with God Touch Milwaukee and One Touch Ministries who helps people recover from addiction.
- We partner with Ebenezer Stone Ministries to get food for hot meals to prepare.
- Faith, family community and amazing cake are the core values we live by... and in that order!
- Our Ethos: Having faith in our journey while surrounding ourselves with family, immersing ourselves in the community and delivering exceptional baked to to people everywhere!
- All while making a unique and game changing cake that is pleasing people nationwide.

Our Story

From alcoholism and a restaurant to sobriety and butter cake. What an incredible journey Mama Bev's is on! We had a 3rd generation butter cake recipe on our restaurant menu when we noticed people were showing up just for the cake. BOOM! A lightbulb went off and away we went...

- Opened our restaurant in 2017.
- Added our third generation butter cake recipe to the menu.
- We named the cake after mom who passed away right before we opened the restaurant.
- Next thing we knew we were getting approached by local grocery stores and competing restaurants asking if they could buy and sell them.
- We spent the entire year of 2019 researching how to shift from a restaurant to a bakery.
- One thing we have learned over time is surround yourselves with people who have done what you would like to do which is how we wound up with such a dynamic team!

- Next QVC came knocking and we are currently in the top 5% of brands and products that make it to 10+ airings.
- Now we are ready to launch on a national scale with amazing partners ready to bring on the cakes and help us introduce the indulgent decadence to all!

The Team

Gary Plassmeyer, Founder and CEO

- 20-year restaurant vet with high volume corporate chain experience with the Texas Roadhouse.
- Serial entrepreneur on 3rd start up with Mama Bev's, 9 th Slice Pizza and Thermonator Holdings.
- Specializes in operations, brand development and visionary build out.

Andrew Baer, Founder

- 15-year beverage wholesaler owner with Anheuser Busch.
- Serial entrepreneur on 4th start-up with Mama Bev's, 9th Slice Pizza, Thermonator Holdings and Advanced Learning Center.
- Specializes in logistics and facility management.

Alycia Pogrebo, Director of Operations

- 15-year restaurant vet with high volume start up experience with 9th Slice Pizz.
- Specializes in product development, production line management and customer relations.

Scott Corsi, VP of Sales

- 25-year FAB industry vet with The Merco Group, SPC Product Consulting and Catapult Commercialization Services.
- Specializes in sales, marketing, broker relations, margin analytics, product and brand development.

Jim Cain, Formulations Officer

- 30-year FAB industry vet with Kraft, Campbells, Del Monte and Maine Flavors.
- Specializes in developing strategic approaches and implementing creative technical solutions for product formulations, process developments, and packaging advances.

Carter Welch, CMO

- 30-year FAB industry vet with Proctor and Gamble, Brach's Candies, Pillsbury and the Fig Tree Group.
- Specializes in marketing, revenue optimization, negotiating, change management, scaling for growth, biz dev, building teams, streamlining business processes, and brand management.

Ryan Calton, CFO

- 20-year finance industry vet with Brewer Co, Hampel Corp and Baker Tilly.

- Specializes in mergers and acquisitions, new product development and go to market, and smart systems to support data-driven decision making.

Penny Arvanetes, Advisor and Equity Member

- 30 year cross-industry business and marketing professional with Fluor Daniel; BI-LO Center; The Palmetto Bank, SoftwareONE

- Specializes in strategic marketing; brand alignment, communications and public relations.

Tino Avanetes, Advisor and Equity Member

- VP of Wealth Management for PNC Bank

- 35-year finance industry vet with BMO, Johnson Financial, US Bank and PNC.

- Specializes in business banking and investor relations and loan adaptation.

Jamie Valenti-Jordan, Advisor and Equity Member

- CEO of Catapult Commercialization Services

- 20-year FAB industry vet with General Mills, Del Monte and Campbells.

- Specializes in developing and executing aligned marketing and operations plans centered around novel food and beverage products.

Mikhail Palatnik, Chairman and Equity Member

- VP of Product Development for Zywave

- 20-year software industry vet with Accenture, CoreLogic and Zywave.

- Specializes in product management, data & analytics and P&C insurance.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$123,000
Offering Deadline	April 3, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Introducing Butter Cake to all!!	$50,000	$50,000
Adding Awesome People!!	$30,000	$30,000
Baking Cakes!!	$20,000	$20,000
Community Work!!	$14,697	$15,630
Mainvest Compensation	$8,302.5	$8,370
TOTAL	$122,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.8 - 0.8%[2]
Payment Deadline	2031-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.8% and a maximum rate of 0.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$123,000	0.8%
$123,250	0.8%
$123,500	0.8%
$123,750	0.8%
$124,000	0.8%

[3] To reward early participation, the investors who contribute the first $123,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $123,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Gary Plassmeyer	30%
Andrew Baer	30%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$150,000	3%	01/01/2035	
First Citizens	$120,000	4%	12/31/2026	
US Bank	$26,000	2%	01/01/2026	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Mama Bevs Bakery LLC has been operating since March 2020 and has since achieved the following milestones:

- Opened location in Hales Corners WI

- Achieved revenue of $500k in 2022

- Had Cost of Goods Sold (COGS) of $200k, which represented gross profit margin of 25% in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mama Bevs Bakery LLC forecasts the following milestones:

- Hire for the following positions by June 1 2023: Sales and Community Outreach

- Achieve $850k revenue per year by 2023.

- Achieve $1.5M profit per year by 2024.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mama Bevs Bakery LLC's fundraising. However, Mama Bevs Bakery LLC may require additional funds from alternate sources at a later date.

Financial liquidity

Mama Bevs Bakery LLC has a moderate liquidity position due to its low cash reserves as compared to debt and other liabilities. Mama Bevs Bakery LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$850,000	$1,500,000	$2,600,000	$3,400,000	$4,148,000
Cost of Goods Sold	$300,000	$450,000	$750,000	$900,000	$1,100,000
Gross Profit	$550,000	$1,050,000	$1,850,000	$2,500,000	$3,048,000
EXPENSES					
Rent	$80,000	$80,000	$125,000	$125,000	$125,000
Advertising and Marketing	$65,000	$50,000	$50,000	$75,000	$75,000
Salaries & Benefits	$225,000	$275,000	$300,000	$350,000	$400,000
Insurance	$10,000	$15,000	$20,000	$25,000	$30,000
Equipment Lease	$50,000	$5,000	$5,000	$5,000	$5,000
Repairs & Maintenance	$10,000	$10,000	$15,000	$20,000	$20,000
Legal & Professional Fees	$25,000	$10,000	$10,000	$10,000	$10,000
Shipping and Packaging	$40,000	$75,000	$104,000	$85,000	$85,000
Distributor Fees	$66,000	$144,000	$276,000	$372,000	$400,000
Distribution Transportation	$12,500	$37,500	$65,000	$85,000	$100,000
Ecommerce/QVC	$40,000	$50,000	$47,500	$35,000	$35,000
Trade Spend/Brand	$55,000	$120,000	$230,000	$310,000	$310,000

Awareness					
Office supplies and software	$35,000	$65,000	$77,000	$93,000	$100,000
Guaranteed Payments	$60,000	$75,000	$75,000	$75,000	$75,000
Frozen Storage	$7,500	$10,000	$15,000	$20,000	$25,000
Consulting	$30,000	$30,000	$30,000	$30,000	$30,000
Building Services	$25,000	$30,000	$40,000	$50,000	$60,000
Broker Fees	$22,000	$48,000	$92,000	$124,000	$140,000
CFO/Tax Fees	$40,000	$55,000	$65,000	$65,000	$75,000
Operating Profit	$-348,000	$-134,500	$208,500	$546,000	$948,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$350,956.00	$82,448.00
Cash & Cash Equivalents	$5,607.00	$28,725.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$582,000.00	$100,100.00
Revenues/Sales	$426,062.00	$173,956.00
Cost of Goods Sold	$70,349.00	$64,678.00
Taxes Paid	$0	$0
Net Income	$-418,770.00	$-312,964.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V